October 2, 2024

Robert W. Garner
Chief Executive Officer
Charlton Aria Acquisition Corp.
221 W 9th St #848
Wilmington, DE 19801

       Re: Charlton Aria Acquisition Corp.
           Registration Statement on Form S-1
           Filed September 24, 2024
           File No. 333-282313
Dear Robert W. Garner:

       We have reviewed your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-1 filed September 24, 2024
Risk Factors, page 36

1. We note the disclosure on page 6 and elsewhere that Mr.Tan is not expected to effect any indirect transfer of insider shares by transferring any securities of the sponsor prior to the offering. As requested in prior comment 8, please disclose whether there are any circumstances under which Mr. Tan could transfer sponsor membership interests and thereby indirectly transfer ownership of your securities at any time, not limited to the period prior to the offering. If such circumstances exist, or if there are no limitations on
       Mr. Tan's ability to transfer sponsor membership interests at any time prior to the business combination, please disclose this specifically. In addition, if true, please add risk factor disclosure about risks that may arise from Mr. Tan transferring his ownership interest and control of the sponsor to another party, or ST Sponsor II Limited otherwise being removed as sponsor before identifying and completing a business combination.

Dilution, page 80
 October 2, 2024
Page 2

2. We note redemptions in connection with a business combination cannot cause your net tangible assets to fall below $5,000,001, thereby capping the maximum redemptions permitted. Please revise your dilution table, here and on your cover page, to present dilution at quartile intervals based on percentages of your maximum redemption threshold. Refer to Item 1602(a)(4) of Regulation S-K.
3. Please tell us why you are presenting possible sources of dilution as the lead-in to your tabular presentation rather than providing effect to material probable or consummated transactions as prescribed in Rule 1602(a)(4) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Eric McPhee at 202-551-3693 or Isaac Esquivel at 202-551-3395 if you
have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Pam Long at 202-551-3765 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Arila Zhou